Exhibit 22.1

Subsidiary Guarantors and Issuers of Guaranteed Securities and Affiliates Whose Securities Collateralize Securities of the Registrant

Securities Purchase Agreement

Parent guarantor and issuer—Gaucho Group Holdings, Inc.

Subsidiary guarantors:

Gaucho Group, Inc.
InvestProperty Group, LLC
Algodon Global Properties, LLC
Gaucho Ventures I – Las Vegas, LLC
DPEC Capital, Inc.